December 2, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn:	Ms. Tamara Brightwell Mr. Scott Watkinson

RE:	Entrx Corporation - S-2 Registration Statement
Commission File Number 333-115051 Our File No. 17399.000

Dear Sir/Madam:

Entrx Corporation hereby applies for the withdrawal of the Registration Statement of Entrx Corporation on Form S-2, originally filed with the Securities Exchange Commission on April 30, 2004 (the “Registration Statement”), pursuant to Rule 477 under the Securities Act of 1933. The warrants for the purchase of common stock of Entrx Corporation and the rights to convert a convertible secured note of Entrx Corporation into common stock, which were the subject of the Registration Statement, have been cancelled by agreement between the warrant and note holder, and Entrx Corporation. No common stock or other securities of Entrx Corporation were sold in connection with the offering proposed under the Registration Statement.

Entrx Corporation

By:	/s/ Peter L. Hauser
Peter L. Hauser, President and Chief Executive Officer

And	by:	/s/ Brian D. Niebur
Brian D. Niebur, Treasurer and Chief Financial Officer